                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                 ------------------

                                   SCHEDULE 13D/A
                                   (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                                 (Amendment No. 15)

                                MYCOGEN CORPORATION
--------------------------------------------------------------------------------
                                  (Name of Issuer)

     Common Stock, par value $.001 per share (Including the Associated Rights)
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    628452 10 4
--------------------------------------------------------------------------------
                                   (CUSIP Number)

John Scriven                  J. Pedro Reinhard        Louis W. Pribila
Vice President,               President                Vice President, Secretary
General Counsel and           Rofan Services Inc.      and General Counsel
Secretary                     2030 Dow Center          Dow AgroSciences LLC
The Dow Chemical Company      Midland, MI 48674        9330 Zionsville Road
2030 Dow Center               (517) 636-1000           Indianapolis, IN 46236
Midland, MI  48674                                     (317) 337-3000
(517) 636-1000

--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  August 31, 1998
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

CUSIP NO.: 628452 10 4               13D


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
     The Dow Chemical Company
     I.R.S. Identification No.
     38-1285128

     Rofan Services Inc.
     I.R.S. Identification No.
     38-2853855

     Dow AgroSciences LLC
     I.R.S. Identification No.
     35-1781118
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) (_)
                                                            (b) (_)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS               WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              (_)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Dow Chemical Company - Delaware
     Rofan Services Inc. - Delaware
     Dow AgroSciences LLC - Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    24,766,157
NUMBER OF      ----------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       ----------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           24,766,157
PERSON         ----------------------------------------------
WITH           10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,766,157 shares of Common Stock

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              (_)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     The Dow Chemical Company -- CO
     Rofan Services Inc. -- CO
     Dow AgroSciences LLC --  OO

--------------------------------------------------------------------------------


                                                               Page 2 of 4 Pages

     This Amendment No. 15 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, Amendment No. 9 filed on July 11, 1997, Amendment No. 10 filed on November 14, 1997, Amendment No. 11 filed on January 20, 1998, Amendment No. 12 filed on March 17, 1998, Amendment No. 13 filed on May 1, 1998 and Amendment No. 14 filed on July 22, 1998 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.

     (a) - (j)      On August 31, 1998, Dow AgroSciences LLC ("Dow
AgroSciences"), AgroSciences Acquisition Inc., a Delaware corporation and majority-owned subsidiary of Dow AgroSciences ("Acquisition"), The Dow Chemical Company ("TDCC") and Mycogen Corporation ("Mycogen") executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition will (subject to certain conditions set forth in the Merger Agreement) (i) make an offer (the "Offer") to purchase all of the outstanding shares of Common Stock of Mycogen ("Shares") at a purchase price of $28.00 per share (the "Offer Price") and (ii) upon the consummation of the Offer and the satisfaction of certain other conditions, effect a merger between Acquisition and Mycogen pursuant to applicable law (the "Merger"). The Merger Agreement is filed as Exhibit 99(1) and the text of such exhibit is incorporated herein by reference. Also on August 31, 1998, Dow AgroSciences issued the press release filed herewith as Exhibit 99(2). The text of such exhibit is incorporated herein by reference.

     The purpose of the Offer and the Merger is for Dow AgroSciences, through Acquisition, to acquire any and all outstanding Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS (LEGAL OR OTHERWISE) WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit to this Amendment No. 15 to Schedule 13D and incorporated herein by reference.

THE AGREEMENT AND PLAN OF MERGER

     The Merger Agreement requires, on the terms and subject to the conditions set forth therein, Acquisition to offer to purchase all of the outstanding Shares of Mycogen pursuant to the Offer. The Offer will be conditioned, among other things, upon Acquisition purchasing a sufficient number of Shares pursuant to the Offer to cause Acquisition to hold (including all Shares held by Dow AgroSciences) at least 90% of the outstanding Shares, assuming the exercise of all options, upon the consummation of the Offer. If, subsequent to the Offer, Acquisition is the record and beneficial owner of at least 90% of the outstanding Shares, assuming the exercise of all options, then Acquisition will, subject to certain conditions, merge with and into Mycogen. In


                                                               Page 3 of 4 Pages
conjunction with the Merger, each outstanding Share of Mycogen (other than Shares held by Dow AgroSciences, Acquisition and Mycogen which shall be canceled, and Shares held by stockholders who properly exercise appraisal rights under California law) will be converted into the right to receive an amount in cash equal to the Offer Price.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.         Description
-----------         -----------
99(1)               Agreement and Plan of Merger among Mycogen Corporation, Dow
                    AgroSciences LLC, AgroSciences Acquisition Inc. and The Dow
                    Chemical Company dated as of August 31, 1998.

99(2)               Press Release dated August 31, 1998.



                                                               Page 4 of 4 Pages

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 1, 1998


                                        THE DOW CHEMICAL COMPANY


                                        By:/s/ G. Michael Lynch
                                           -------------------------------------
                                        Name: G. Michael Lynch
                                        Title: Vice President and Controller


                                        ROFAN SERVICES INC.


                                        By:/s/ Jane M. Gootee
                                           -------------------------------------
                                        Name: Jane M. Gootee
                                        Title:  Vice President


                                        DOW AGROSCIENCES LLC


                                        By:/s/ Louis W. Priblia
                                           -------------------------------------
                                        Name: Louis W. Pribila
                                        Title: Vice President, Secretary and
                                               General Counsel